Filed Pursuant To Rule 424(b)(3)
SEC File Number 333-123971
PROSPECTUS
DANIELSON HOLDING CORPORATION
70,200,000 Shares of Common Stock
Issuable Upon Exercise of Non-Transferable Warrants
        This prospectus will allow us to offer, from time to time, up to 70,200,000 shares of common stock issuable by us upon exercise of non-transferable warrants to be issued to our stockholders. The warrants will not be certificated and will not be separately tradeable. Each time we issue warrants we will provide a prospectus supplement and the prospectus supplement will inform you about the specific terms of the warrant issuance and may also add, update or change information contained in this prospectus. This prospectus may not be used to consummate any sales of common stock unless accompanied by a prospectus supplement.
      Our common stock is traded on the American Stock Exchange under the symbol “DHC.” On May 24, 2005, the closing price of our common stock was $15.43 per share.
       You should carefully consider the risk factors beginning on page 2 of this prospectus before exercising your rights to purchase any of the shares offered by this prospectus.
       In order to avoid an “ownership change” for federal tax purposes, our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock, except under limited circumstances. Consequently, there are limitations on the exercise of the warrants as described in this prospectus.
      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 26, 2005.

      Unless the context otherwise requires, references in this prospectus to “Danielson,” and “we,” “our,” “us” and similar terms refer to Danielson Holding Corporation and its subsidiaries; references to “NAICC” refer to National American Insurance Company of California and its subsidiaries; references to “ACL” refer to American Commercial Lines, LLC and its subsidiaries; and references to “Covanta” refer to Covanta Energy Corporation and its subsidiaries.
RISK FACTORS
      An investment in our common stock is very risky. You should carefully consider the following factors and all the information in this prospectus and the information incorporated by reference herein.
Danielson-Specific Risks

The market for our common stock has been historically illiquid which may affect your ability to sell your shares.
      The volume of trading in our stock has historically been low. In the last six months, the daily trading volume for our stock has been approximately 314,000 shares. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his, her or its shares.

Reduced liquidity and price volatility could result in a loss to investors.
      Although our common stock is listed on the American Stock Exchange, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions.

Concentrated stock ownership and a restrictive certificate of incorporation provision may discourage unsolicited acquisition proposals.
      Excluding the issuance of 5.7 million shares of our common stock in a previously announced rights offering to holders of 9.25% debentures issued by Covanta who voted in favor of Covanta’s plan of reorganization, which we refer to in this prospectus as the “9.25% Offering,” and which includes a modification to allow additional purchases as if holders of 9.25% debentures were able to participate in the Ref-Fuel Rights Offering, which we define below under American Ref-Fuel Holding Corp. Acquisition, SZ Investments, L.L.C., together with its affiliate EGI Fund (05-07) Investors, L.L.C., stockholders referred to in this prospectus together as “SZ Investments,” Third Avenue Trust, on behalf of Third Avenue Value Fund, a stockholder referred to in this prospectus as “Third Avenue,” and D. E. Shaw Laminar Portfolios, L.L.C., a stockholder referred to in this prospectus as “Laminar,” separately own or will have the right to acquire as of May 24, 2005, approximately 15.9%, 6.1% and 18.4%, respectively, or when aggregated, 40.4% of our outstanding common stock. These stockholders have each separately committed to participate in the rights offering we have agreed to undertake in order to finance the Company’s acquisition of American Ref-Fuel Holdings Corp., referred to in this prospectus as “Ref-Fuel,” and to acquire their pro rata portion of shares in that rights offering. Although there are no agreements among SZ Investments, Third Avenue and Laminar regarding their voting or disposition of shares of our common stock, the level of their combined ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. In addition, the change in ownership limitations contained in Article Fifth of our certificate of incorporation could have the effect of discouraging or impeding an unsolicited takeover proposal.

Future sales of our common stock may depress our stock price.
      No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. In addition, in connection with the Covanta acquisition financing, we filed a registration statement on Form S-3 to register the resale of 17,711,491 shares of our common stock held by Laminar, Third Avenue and SZ Investments, which was declared effective on August 24, 2004. We have also filed a registration statement on Form S-3 to register the issuance of up to 3 million shares of our common stock in the 9.25% Offering. We have also agreed to restructure the 9.25% Offering in order to give those offerees that exercise their rights to purchase shares of common stock at $1.53 per share, the additional right to purchase up to 2.7 million additional shares at $6.00 per share, as if they were participating in the Ref-Fuel Rights Offering. In connection with our proposed acquisition of Ref-Fuel, we have agreed to register the resale of certain shares held or acquired by Laminar, Third Avenue and SZ Investments in an underwritten public offering. We have also agreed to register any shares issuable to current stockholders of Ref-Fuel in the event the purchase agreement we entered into with Ref-Fuel stockholders is terminated due to our failure to complete the equity and debt financing for such acquisition. The potential effect of these shares being sold may be to depress the price at which our common stock trades.

Our disclosure controls and procedures may not prevent or detect all acts of fraud.
      Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act is accumulated and communicated to management recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.
      Our management, including our Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our companies have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on our stock price.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the Securities and Exchange Commission, commonly referred to as the “SEC,” to implement Section 404, we are required to furnish a report by our management to include in our annual report on Form 10-K regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

      We have in the past, and in the future may discover, areas of our internal control over financial reporting which may require improvement. For example, during the course of its audit of our 2004 financial statements, our independent auditors, Ernst & Young LLP, identified errors, principally related to complex manual “fresh start” accounting calculations, predominantly affecting Covanta’s investments in its international businesses. Although the net effect of these errors was immaterial (less than $2 million, pretax), and such errors were corrected before our 2004 consolidated financial statements were issued, management determined that errors in complex fresh start and other technical accounting areas originally went undetected due to insufficient technical in-house expertise necessary to provide sufficiently rigorous review. As a result, management has concluded that Danielson’s internal control over financial reporting was not effective as of December 31, 2004. Although, we have identified and undertaken steps necessary in order to remediate this material weakness, as of our quarterly report on Form 10-Q for the period ended March 31, 2005, we were unable to conclude that we had remediated this material weakness or that our internal controls over financial reporting were effective. The effectiveness of our internal control over financial reporting in the future will depend on our, ability to fulfill these steps to remediate this material weakness. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect in our stock price.

We cannot be certain that our net operating loss tax carryforwards will continue to be available to offset our tax liability.
      As of December 31, 2004, we estimated that we had approximately $516 million of net operating loss tax carryforwards for federal income tax purposes, which we refer to as “NOLs” in this prospectus. In order to utilize the NOLs, we must generate taxable income which can offset such carryforwards. The NOLs are also utilized by income from certain grantor trusts that were established as part of the Mission Insurance reorganization. The NOLs will expire if not used. The availability of NOLs to offset taxable income would be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% increase in stock ownership during a three year “testing period” by “5% stockholders.”
      In order to help us preserve the NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code. The transfer restrictions were implemented in 1990, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot assure you, however, that these restrictions will prevent an ownership change.
      The NOLs will expire in various amounts, if not used, between 2005 and 2023. The Internal Revenue Service has not audited any of our tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the NOLs were reported. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS was successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset our future consolidated income and we may not be able to satisfy our obligations to Covanta under a tax sharing agreement described below, or to pay taxes that may be due from our consolidated tax group.
      Reductions in our NOLs could occur in connection with the administration of the grantor trusts associated with the Mission Insurance entities which are in state insolvency proceedings. During or at the conclusion of the administration of these grantor trusts, taxable income could result which could materially reduce our NOLs. For a more detailed discussion of the Mission Insurance entities and the grantor trusts, please see Note 25 to Notes to Consolidated Financial Statements, as filed in our annual report on Form 10-K for the year ended December 31, 2004, as amended, which is incorporated by reference herein.
      In addition, if our existing insurance services business were to require capital infusions from us in order to meet certain regulatory capital requirements, and were we to fail to provide such capital, some or all of our subsidiaries comprising our insurance services business could enter insurance insolvency or bankruptcy proceedings. In such event, such subsidiaries might no longer be included in our consolidated tax return, and a portion, which could constitute a significant portion, of our remaining NOLs might no longer be available to us.
Covanta-Specific Risks

Covanta emerged from bankruptcy with a large amount of domestic debt, and we cannot assure you that its cash flow from domestic operations will be sufficient to pay this debt.
      As of March 31, 2005, Covanta’s outstanding domestic corporate debt was $237 million. Although Covanta is currently in compliance with all of its domestic debt covenants, Covanta’s ability to service its domestic debt will depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	its ability to maintain compliance with its debt covenants;

•	its ability to avoid increases in overhead and operating expenses in view of the largely fixed nature of its revenues;

•	its ability to maintain or enhance revenue from renewals or replacement of existing contracts, which begin to expire in October 2007 and from new contracts to expand existing facilities or operate additional facilities;

•	market conditions affecting waste disposal and energy pricing, as well as competition from other companies for contract renewals, expansions, and additional contracts, particularly after its existing contracts expire;

•	the continued availability to Covanta of the benefit of Danielson’s net operating losses under a tax sharing agreement; and

•	its ability to refinance its domestic corporate debt, whether in conjunction with the Ref-Fuel acquisition or otherwise.
      For a more detailed discussion of Covanta’s domestic debt covenants, please see Item 7 of our annual report on Form 10-K for the fiscal year ended December 31, 2004, as amended, and Item 7 of Covanta’s annual report on Form  10-K for the fiscal year ended December 31, 2004, as amended.
      Covanta’s ability to make payments on its indebtedness, to refinance its indebtedness, and to fund planned capital expenditures and other necessary expenses will depend on its ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that Covanta’s business will generate sufficient cash flow from operations or that Covanta will be able to refinance any of its indebtedness on commercially reasonable terms or at all.

Covanta may not be able to refinance its domestic debt agreements prior to maturity.
      Covanta issued secured notes, which mature in 2011. Prior to maturity, Covanta is obligated to pay only interest, and no principal, with respect to these notes. Covanta’s cash flow may be insufficient to pay the principal at maturity, which will be $230 million at such time. Consequently, Covanta may be obligated to refinance these notes prior to maturity. Covanta may refinance the notes during the first two years after issuance without paying a premium, and thereafter may refinance these notes but must pay a premium to do so.
      Several of Covanta’s contracts require it to provide certain letters of credit to contract counterparties. The aggregate stated amount of these letters declines materially each year, particularly prior to 2010. Covanta’s financing arrangements under which these letters of credit are issued expire in 2009, and so it must refinance these arrangements in order to allow Covanta to continue to provide the letters of credit beyond the current expiration date.
      Although we have received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the proposed acquisition of Ref-Fuel, as well as to refinance the existing recourse debt and letter of credit arrangements of Covanta, such refinancing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that Covanta will be able to obtain refinancing on acceptable terms, or at all, either in conjunction with the Ref-Fuel acquisition or otherwise.

Covanta’s ability to grow its business is limited.
      Covanta’s ability to grow its domestic business by investing in new projects will be limited by debt covenants in its principal financing agreements, unless such financing agreements are refinanced, and from potentially fewer market opportunities for new waste-to-energy facilities. Covanta’s business is based upon building and operating municipal solid waste processing and energy generating projects, which are capital intensive businesses that require financing through direct investment and the incurrence of debt. When we acquired Covanta and it emerged from bankruptcy proceedings in March 2004, Covanta entered into financing arrangements with restrictive covenants typical of financings for companies emerging from bankruptcy. These covenants essentially prohibit investments in new projects or acquisitions of new businesses and place restrictions on Covanta’s ability to expand existing projects. The covenants prohibit borrowings to finance new construction, except in limited circumstances related to specifically identified expansions of existing facilities. The covenants also limit spending for new business development and require that excess cash flow be trapped to collateralize outstanding letters of credit.
      Although we will be negotiating debt covenants for the refinancing of Covanta’s recourse debt in connection with the Ref-Fuel acquisition, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that, when it seeks to refinance its domestic debt agreements, Covanta will be able to negotiate covenants that will provide it with more flexibility to grow its business.

Covanta’s liquidity is limited by the amount of domestic debt issued when it emerged from bankruptcy.
      Covanta believes that its cash flow from domestic operations will be sufficient to pay for its domestic cash needs, including debt service on its domestic corporate debt, and that its revolving credit facility will provide a secondary source of liquidity. For the period March 11, 2004 through March 31, 2005, Covanta’s cash flow from operating activities for domestic operations was $118.2 million. We cannot assure you, however, that Covanta’s cash flow from domestic operations will not be adversely affected by adverse economic conditions or circumstances specific to one or more projects or that if such conditions or circumstances do occur, its revolving credit facility will provide Covanta with access to sufficient cash for such purposes.

Operation of Covanta’s facilities and the expansion of facilities involve significant risks.
      The operation of Covanta’s facilities and the construction of new or expanded facilities involve many risks, including:

•	the inaccuracy of Covanta’s assumptions with respect to the timing and amount of anticipated revenues;

•	supply interruptions;

•	the breakdown or failure of equipment or processes;

•	difficulty or inability to find suitable replacement parts for equipment;

•	the unavailability of sufficient quantities of waste;

•	decreases in the fees for solid waste disposal;

•	decreases in the demand or market prices for recovered ferrous or non-ferrous metal;

•	disruption in the transmission of electricity generated;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	labor disputes and work stoppages;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns;

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism;

•	the exercise of the power of eminent domain; and

•	performance below expected levels of output or efficiency.
      We cannot predict the impact of these risks on Covanta’s business or operations. These risks, if they were to occur, could prevent Covanta from meeting its obligations under its operating agreements. In addition, although Covanta maintains insurance to protect it against operating risks, the proceeds from its insurance policies may not be adequate to cover lost revenues or increased expenses.

Covanta’s insurance and contractual protections may not always cover lost revenues, increased expenses or liquidated damages payments.
      Although Covanta maintains insurance, obtains warranties from vendors, requires contractors to meet certain performance levels and attempts, where feasible, to pass risks Covanta cannot control to the service recipient or output purchaser, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.

Performance reductions could materially and adversely affect Covanta, and its projects may operate at lower levels than expected.
      Most service agreements for Covanta’s waste-to-energy facilities provide for limitations on damages and cross-indemnities among the parties for damages that such parties may incur in connection with their performance under the contract. In most cases, such contractual provisions excuse Covanta from performance obligations to the extent affected by uncontrollable circumstances and provide for service fee adjustments if uncontrollable circumstances increase its costs. We cannot assure you that these provisions will prevent Covanta from incurring losses upon the occurrence of uncontrollable circumstances or that if Covanta were to incur such losses it would continue to be able to service its debt.
      Covanta and certain of its subsidiaries have issued or are party to performance guarantees and related contractual obligations associated with its waste-to-energy, independent power, and water facilities. With respect to its domestic businesses, Covanta has issued guarantees to its municipal clients and other parties that Covanta’s subsidiaries will perform in accordance with contractual terms, including, where required, the payment of damages or other obligations. The obligations guaranteed will depend upon the contract involved. Many of Covanta’s subsidiaries have contracts to operate and maintain waste-to-energy facilities. In these contracts the subsidiary typically commits to operate and maintain the facility in compliance with legal requirements; to accept minimum amounts of solid waste; to generate a minimum amount of electricity per ton of waste; and to pay damages to contract counterparties under specified circumstances, including those where the operating subsidiary’s contract has been terminated for default. Any contractual damages or other obligations incurred by Covanta could be material, and in circumstances where one or more subsidiary’s contract has been terminated for its default, such damages could include amounts sufficient to repay project debt. Additionally, damages payable under such guarantees on Covanta-owned waste-to-energy facilities could expose Covanta to recourse liability on project debt. Covanta may not have sufficient sources of cash to pay such damages or other obligations. We cannot assure you that Covanta will be able to continue to avoid incurring material payment obligations under such guarantees or that if it did incur such obligations that it would have the cash resources to pay them.
      With respect to the international projects, Covanta Power International Holdings, Inc., referred to in this prospectus as “CPIH”, Covanta and certain of Covanta’s domestic subsidiaries have issued guarantees of CPIH’s operating obligations. The potential damages that may be owed under these guarantees may be material. Covanta is generally entitled to be reimbursed by CPIH for any payments it may make under guarantees related to international projects; however we cannot assure you that Covanta will be able to collect any amount owed to it by CPIH.

Covanta generates its revenue primarily under long-term contracts and must avoid defaults under its contracts in order to service its debt and avoid material liability to contract counterparties.
      Covanta must satisfy its performance and other obligations under contracts governing waste-to-energy facilities. These contracts typically require Covanta to meet certain performance criteria relating to amounts of waste processed, energy generation rates per ton of waste processed, residue quantity, and environmental standards. Covanta’s failure to satisfy these criteria may subject it to termination of its operating contracts. If such a termination were to occur, Covanta would lose the cash flow related to the project and incur material termination damage liability. In circumstances where the contract of one or more subsidiaries has been terminated due to Covanta’s default, Covanta may not have sufficient sources of cash to pay such damages. We cannot assure you that Covanta will be able to continue to perform its obligations under such contracts in order to avoid such contract terminations, or damages related to any such contract termination, or that if it could not avoid such terminations that it would have the cash resources to pay amounts that may then become due.

Covanta may face increased risk of market influences on its domestic revenues after its contracts expire.
      Covanta’s contracts to operate waste-to-energy projects expire on various dates between 2007 and 2023 and its contracts to sell energy output generally expire when the project’s operating contract expires. One of Covanta’s contracts will expire in 2007. During the twelve-month period January 1 to December 31, 2004, this contract contributed $12.5 million in revenues. Expiration of these contracts will subject Covanta to greater market risk in maintaining and enhancing its revenue. As its operating contracts at municipally-owned projects approach expiration, Covanta will seek to enter into renewal or replacement contracts to continue operating such projects. However, we cannot assure you that we will be able to enter into renewal or replacement contracts on favorable terms to us, or at all. Covanta will seek to bid competitively in the market for additional contracts to operate other facilities as similar contracts of other vendors expire. The expiration of Covanta’s existing energy sales contracts, if not renewed, will require Covanta to sell project energy output either into the electricity grid or pursuant to new contracts.
      At some of Covanta’s facilities, market conditions may allow Covanta to effect extensions of existing operating contracts along with facility expansions. Such extensions and expansions are currently being considered at a limited number of Covanta’s facilities in conjunction with its municipal clients. If Covanta were unable to reach agreement with its municipal clients on the terms under which it would implement such extensions and expansions, or if the implementation of these extensions and expansions is materially delayed, this may adversely affect Covanta’s cash flow and profitability.
      Covanta’s cash flow and profitability may be adversely affected if it is unable to obtain contracts acceptable to it for such renewals, replacements or additional contracts, or extension and expansion contracts. We cannot assure you that Covanta will be able to enter into such contracts or that the terms available in the market at the time will be favorable to Covanta.

Concentration of suppliers and customers may expose Covanta to heightened financial exposure.
      Covanta often relies on single suppliers and single customers at Covanta’s facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.

      Covanta often relies on a single supplier to provide waste, fuel, water and other services required to operate a facility and on a single customer or a few customers to purchase all or a significant portion of a facility’s output. In most cases Covanta has long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and Covanta is unable to find other customers or suppliers to produce the same level of profitability. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, such failures will not adversely affect Covanta’s cash flow or profitability.
      In addition, for its waste-to-energy facilities, Covanta relies on its municipal clients as a source not only of waste for fuel but also of revenue from fees for disposal services Covanta provides. Because Covanta’s contracts with its municipal clients are generally long term, Covanta may be adversely affected if the credit quality of one or more of its municipal clients were to decline materially.

Covanta’s international businesses emerged from bankruptcy with a large amount of debt, and we cannot assure you that its cash flow from international operations will be sufficient to pay this debt.
      Covanta’s subsidiary holding the equity interests in its international businesses, CPIH, is also highly leveraged, and its debt will be serviced solely from the cash generated from the international operations. Cash distributions from international projects are typically less dependable as to timing and amount than distributions from domestic projects, and we cannot assure you that CPIH will have sufficient cash flow from operations or other sources to pay the principal or interest due on its debt. As of March 31, 2005, Covanta’s outstanding international debt was $178 million, consisting of $77 million of CPIH recourse debt and $101 million of project debt.
      Although CPIH is currently not in default under its debt covenants, CPIH’s ability to service its debt will depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	stable foreign political environments that do not resort to expropriation, contract renegotiations or currency or exchange changes;

•	the financial ability of the electric and steam purchasers to pay the full contractual tariffs on a timely basis;

•	the ability of its international project subsidiaries to maintain compliance with their respective project debt covenants in order to make equity distributions to CPIH; and

•	its ability to sell existing projects in an amount sufficient to repay CPIH indebtedness at or prior to its maturity in March 2007, or to refinance its indebtedness at or prior to such maturity.
      For a more detailed discussion of CPIH’s international debt covenants, please see Item 7 of our annual report on Form 10-K for the fiscal year ended December 31, 2004, as amended, and Item 7 of Covanta’s annual report on Form 10-K for the fiscal year ended December 31, 2004, as amended. While we have financing commitments to refinance Covanta’s debt, and to repay CPIH’s debt entirely, in connection with the acquisition of Ref-Fuel, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that we will be able to refinance CPIH’s debt on acceptable terms or at all, either in conjunction with the Ref-Fuel acquisition or otherwise.

CPIH’s debt is due in March 2007, and it will need to refinance its debt or obtain cash from other sources to repay this debt at maturity.
      Covanta believes that cash from CPIH’s operations, together with liquidity available under CPIH’s revolving credit facility, will provide CPIH with sufficient liquidity to meet its needs for cash, including cash to pay debt service on CPIH’s debt prior to maturity in March 2007. Covanta believes that CPIH will not have sufficient cash from its operations and its revolving credit facility to pay off its debt at maturity, and so if it is unable to generate sufficient additional cash from asset sales or other sources, CPIH will need to refinance its debt at or prior to maturity. While CPIH’s debt is non-recourse to Covanta, it is secured by a pledge of Covanta’s stock in CPIH and CPIH’s equity interests in certain of its subsidiaries. While we have financing commitments to refinance Covanta’s debt, and to repay CPIH’s debt entirely, in connection with the acquisition of Ref-Fuel, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that we will be able to refinance CPIH’s debt on acceptable terms, or at all, either in conjunction with the Ref-Fuel acquisition or otherwise.

CPIH’s assets and cash flow will not be available to Covanta.
      Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, as long as the existing CPIH term loan and revolver remain outstanding, CPIH is restricted under its existing credit agreements from distributing cash to Covanta. Under these agreements, CPIH’s cash may only be used for CPIH’s purposes and to service CPIH’s debt. Accordingly, although reported on Danielson’s and Covanta’s consolidated financial statements, Covanta does not have access to CPIH’s revenues or cash flows and will have access only to Covanta’s domestically generated cash flows. While we have financing commitments to refinance Covanta’s debt, and to repay CPIH’s debt entirely, in connection with the acquisition of Ref-Fuel, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that we will be able to refinance CPIH’s debt on acceptable terms or at all, either in conjunction with the Ref-Fuel acquisition or otherwise.

A sale or transfer of CPIH or its assets may not be sufficient to repay CPIH indebtedness.
      Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, due to CPIH’s indebtedness and the terms of Covanta’s credit agreements, CPIH’s cash flow is available only to repay CPIH’s debt. Similarly, in the event that CPIH determines that it is desirable to sell or transfer all or any portion of its assets or business, the proceeds would first be applied to reduce CPIH’s debt. We cannot assure you that the proceeds of any such sale would be sufficient to repay all of CPIH’s debt, consisting of principal and accrued interest or, if sufficient to repay CPIH’s debt, that such proceeds would offset the loss of CPIH’s revenues and earnings as reported by Danielson and Covanta in their respective consolidated financial statements.
      Although Danielson has received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the acquisition of Ref-Fuel, as well as to refinance the existing recourse debt of Covanta and repay all of CPIH’s recourse debt, such financing is contingent upon consummation of the Ref-Fuel acquisition. We cannot assure you that this financing will close. In the absence of a successful closing of the Ref-Fuel acquisition and its related financing, we cannot assure you that CPIH will be able to obtain refinancing on acceptable terms, or at all, either in conjunction with the Ref-Fuel acquisition or otherwise.

Exposure to international economic and political factors may materially and adversely affect Covanta’s business.
      CPIH’s operations are entirely outside the United States and expose it to legal, tax, currency, inflation, convertibility and repatriation risks, as well as potential constraints on the development and operation of potential business, any of which can limit the benefits to CPIH of a foreign project. For the twelve months ended March 31, 2005, CPIH contributed $131.1 million, or 19.0% to Covanta’s consolidated revenues.
      CPIH’s projected cash distributions from existing facilities over the next five years comes from facilities located in countries with sovereign ratings below investment grade, including Bangladesh, the Philippines and India. In addition, Covanta continues to provide operating guarantees and letters of credit for certain of CPIH’s projects, which if drawn upon would require CPIH to reimburse Covanta for any related payments it may be required to make. The financing, development and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:

•	changes in law or regulations;

•	changes in electricity tariffs;

•	changes in foreign tax laws and regulations;

•	changes in United States, federal, state and local laws, including tax laws, related to foreign operations;

•	compliance with United States, federal, state and local foreign corrupt practices laws;

•	changes in government policies or personnel;

•	changes in general economic conditions affecting each country, including conditions in financial markets;

•	changes in labor relations in operations outside the United States;

•	political, economic or military instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.
      The legal and financial environment in foreign countries in which CPIH currently owns assets or projects also could make it more difficult for it to enforce its rights under agreements relating to such projects.
      In addition, the existence of the operating guarantees and letters of credit provided by Covanta for CPIH projects could expose it to any or all of the risks identified above with respect to the CPIH projects, particularly if CPIH’s cash flow or other sources of liquidity are insufficient to reimburse Covanta for amounts due under such instruments. As a result, these risks may have a material adverse effect on Covanta’s business, consolidated financial condition and results of operations and on CPIH’s ability to service its debt.

Exposure to foreign currency fluctuations may affect Covanta’s costs of operations.
      CPIH participates in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered with limited exposure to currency fluctuations through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project’s power purchaser or service recipient to rise from time to time in excess of local inflation. As a result, there is a risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project’s power or service.

Exposure to fuel supply prices may affect CPIH’s costs and results of operations.
      Changes in the market prices and availability of fuel supplies to generate electricity may increase CPIH’s cost of producing power, which could adversely impact our profitability and financial performance.
      The market prices and availability of fuel supplies of some of CPIH’s facilities fluctuate. Any price increase, delivery disruption or reduction in the availability of such supplies could affect CPIH’s ability to operate its facilities and impair its cash flow and profitability. CPIH may be subject to further exposure if any of its future operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability. Covanta may not be successful in its efforts to mitigate its exposure to supply and price swings.

Covanta’s inability to obtain resources for operations may adversely affect its ability to effectively compete.
      Covanta’s waste-to-energy facilities depend on solid waste for fuel, which provides a source of revenue. For most of Covanta’s facilities, the prices it charges for disposal of solid waste are fixed under long-term contracts and the supply is guaranteed by sponsoring municipalities. However, for some of Covanta’s waste-to-energy facilities, the availability of solid waste to Covanta, as well as the tipping fee that Covanta must charge to attract solid waste to its facilities, depends upon competition from a number of sources such as other waste-to-energy facilities, landfills and transfer stations competing for waste in the market area. In addition, Covanta may need to obtain waste on a competitive basis as its long-term contracts expire at its owned facilities. There has been consolidation and there may be further consolidation in the solid waste industry which would reduce the number of solid waste collectors or haulers that are competing for disposal facilities or enable such collectors or haulers to use wholesale purchasing to negotiate favorable below-market disposal rates. The consolidation in the solid waste industry has resulted in companies with vertically integrated collection activities and disposal facilities. Such consolidation may result in economies of scale for those companies as well as the use of disposal capacity at facilities owned by such companies or by affiliated companies. Such activities can affect both the availability of waste to Covanta for disposal at some of Covanta’s waste-to-energy facilities and market pricing.

Compliance with environmental laws could adversely affect Covanta’s results of operations.
      Costs of compliance with federal, state and local existing and future environmental regulations could adversely affect Covanta’s cash flow and profitability. Covanta’s business is subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. Covanta is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating Covanta’s facilities. Covanta may incur significant additional costs to comply with these requirements. Environmental regulations may also limit Covanta’s ability to operate Covanta’s facilities at maximum capacity, or at all. If Covanta fails to comply with these requirements, Covanta could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to Covanta or its facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount Covanta must invest to bring its facilities into compliance. In addition, lawsuits or enforcement actions by federal and/or other regulatory agencies may materially increase our costs. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect Covanta’s cash flow and profitability.
      Covanta may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if Covanta fails to obtain and comply with them, the operation of Covanta’s facilities could be jeopardized or become subject to additional costs.

Federal energy regulation could adversely affect Covanta’s revenues and costs of operations.
      Covanta’s business is subject to extensive energy regulations by federal and state authorities. The economics, including the costs, of operating Covanta’s facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.
      The Public Utility Holding Company Act of 1935, commonly referred to as “PUHCA,” and the Federal Power Act, commonly referred to as “FPA,” regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, commonly referred to as “PURPA”, Covanta’s domestic facilities are exempt from regulations under PUHCA, most provisions of the FPA and state rate regulation. Covanta’s foreign projects are also exempt from regulation under PUHCA.
      If Covanta becomes subject to either the FPA or PUHCA, the economics and operations of Covanta’s energy projects could be adversely affected, including as a result of rate regulation by the Federal Energy Regulatory Commission, commonly known as “FERC,” with respect to its output of electricity, which could result in lower prices for sales of electricity. If an alternative exemption from PUHCA was not available, Covanta could be subject to substantial regulation by the SEC as a public utility holding company and may incur material administrative costs to comply with additional regulatory requirements. In addition, depending on the terms of the project’s power purchase agreement, a loss of Covanta’s exemptions could allow the power purchaser to cease taking and paying for electricity under existing contracts or to seek refunds of past amounts paid. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, Covanta cannot assure you that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.

Failure to obtain regulatory approvals could adversely affect Covanta’s operations.
      Covanta is continually in the process of obtaining or renewing federal, state and local approvals required to operate Covanta’s facilities. While Covanta currently has all necessary operating approvals, Covanta may not always be able to obtain all required regulatory approvals, and Covanta may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if Covanta fails to obtain and comply with any required regulatory approvals, the operation of Covanta’s facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation or subject Covanta to additional costs.

The energy industry is becoming increasingly competitive, and Covanta might not successfully respond to these changes.
      Covanta may not be able to respond in a timely or effective manner to the changes resulting in increased competition in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent U.S. competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of Covanta’s business may come under increasing pressure. Regulatory initiatives in foreign countries where Covanta has or will have operations involve the same types of risks.

Changes in laws and regulations affecting the solid waste and the energy industries could adversely affect Covanta’s business.
      Covanta’s business is highly regulated. Covanta cannot predict whether the federal or state governments or foreign governments will adopt legislation or regulations relating to the solid waste or energy industries. These laws and regulations can result in increased capital, operating and other costs to Covanta, particularly with regard to enforcement efforts. The introduction of new laws or other future regulatory developments that increase the costs of operation or capital to Covanta may have a material adverse effect on Covanta’s business, financial condition or results of operations.
Insurance Services — Specific Risks

Insurance regulations may affect NAICC’s operations.
      The insurance industry is highly regulated. NAICC is subject to regulation by state and federal regulators, and a significant portion of NAICC’s operations are subject to regulation by the state of

California. Changes in existing insurance regulations or adoption of new regulations or laws which could affect NAICC’s results of operations and financial condition may include, without limitation, proposed changes to California regulations regarding a broker’s fiduciary duty to select the best carrier for an insured, extension of California’s Low Cost Automobile Program beyond Los Angeles and San Francisco counties and changes to California’s workers’ compensation laws. We cannot predict the impact of changes in existing insurance regulations or adoption of new regulations or laws on NAICC’s results of operations and financial condition.

The insurance products sold by NAICC are subject to intense competition.
      The insurance products sold by NAICC are subject to intense competition from many competitors, many of whom have substantially greater resources than NAICC. The California non-standard personal automobile marketplace consists of over 100 carriers.
      In order to decrease rates, insurers in California must obtain the prior permission for rate reductions from the California Department of Insurance. In lieu of requesting rate decreases, competitors may soften underwriting standards as an alternative means of attracting new business. Such tactics, should they occur, would introduce new levels of risk for NAICC and could limit NAICC’s ability to write new policies or renew existing profitable policies. We cannot assure you that NAICC will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable. This risk is enhanced by the reduction in lines of business NAICC writes as a result of its decision to reduce underwriting operations.

If NAICC’s loss experience exceeds its estimates, additional capital may be required.
      Unpaid losses and loss adjustment expenses are based on estimates of reported losses, historical company experience of losses reported for reinsurance assumed and historical company experience for unreported claims. Such liability is, by necessity, based on estimates that may change in the near term. NAICC cannot assure you that the ultimate liabilities will not exceed, or even materially exceed, the amounts estimated. If the ultimate liability materially exceeds estimates, then additional capital may be required to be contributed to some of our insurance subsidiaries. NAICC and the other insurance subsidiaries received additional capital contributions from Danielson in 2003 and 2002, and NAICC cannot provide any assurance that it and its subsidiaries will be able to obtain such additional capital on commercially reasonable terms or at all.
      In addition, due to the fact that NAICC and its other insurance subsidiaries are in the process of running off several significant lines of business, the risk of adverse development and the subsequent requirement to obtain additional capital is heightened.

Failure to satisfy capital adequacy and risk-based capital requirements would require NAICC to obtain additional capital.
      NAICC is subject to regulatory risk-based capital requirements. Depending on its risk-based capital, NAICC could be subject to various levels of increasing regulatory intervention ranging from company action to mandatory control by insurance regulatory authorities. NAICC’s capital and surplus is also one factor used to determine its ability to distribute or loan funds to us. If NAICC has insufficient capital and surplus, as determined under the risk-based capital test, it will need to obtain additional capital to establish additional reserves. NAICC cannot provide any assurance that it will be able to obtain such additional capital on commercially reasonable terms or at all.
FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Any statements that express or involve discussions as to expectations, beliefs and plans involve known and unknown risks, uncertainties and other factors that may cause the actual results to materially differ from those considered by the forward-looking statements. Factors that could cause actual results to differ materially include: our ability to fund our capital requirements in the near term and in the long term; and other factors, risks and uncertainties that are described in this prospectus and Covanta’s and our filings with the Securities and Exchange Commission. As a result, no assurances can be given as to future results, levels of activity and achievements. Any forward-looking statements speak only as of the date the statements were made. Neither we nor Covanta undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, unless otherwise required by law.

DANIELSON’S BUSINESS
      We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta in March 2004. We engage in insurance operations through our indirect subsidiaries, NAICC and related entities. A significant portion of our losses in the past three years stem from lines of insurance business, such as commercial automobile and worker’s compensation insurance, which we have ceased actively underwriting. Our insurance operations under NAICC and related subsidiaries reported segment losses of $0.8 million, $10.2 million and $10.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Our strategy has been to grow by making strategic acquisitions. Such acquisitions have not and may not complement our existing operations. They also have not and may not be related to our current businesses. As part of this corporate strategy, we have sought acquisition opportunities, such as the acquisition of Covanta and our pending acquisition of Ref-Fuel, which management believes will enable us to earn an attractive return on our investment.
      As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.
      In May 2002, we acquired a 100% ownership interest in ACL, thereby entering into the marine transportation, construction and related service provider businesses. On January 31, 2003, ACL and many of its subsidiaries and its immediate direct parent entity, American Commercial Lines Holdings, LLC, referred to in this prospectus as “ACL Holdings,” filed a petition with the U.S. Bankruptcy Court for the Southern District of Indiana to reorganize under Chapter 11 of the U.S. Bankruptcy Code. We wrote off our remaining investment in ACL at the end of the first quarter of 2003 as an other than temporary asset impairment.
      As a result of ACL’s bankruptcy filing, beginning in the year ended December 31, 2003, we accounted for our investment in ACL under the equity method, reflecting our significant influence, but not control, over ACL. On December 30, 2004, a plan of reorganization for ACL was confirmed by the U.S. Bankruptcy Court for the Southern District of Indiana. At the time of confirmation, there were no material conditions that needed to be fulfilled for emergence and consequently, as a result of the confirmation of ACL’s plan of reorganization, for purposes of generally accepted accounting principles, all of our equity interests in ACL were canceled. On January 10, 2005, ACL emerged from Chapter 11 proceedings and upon emergence a warrant was issued to us under the plan of reorganization to purchase up to 3% of the common stock of ACL at a price of $12.00 per share.
      As of October 6, 2004, we sold our 5.4% interest and ACL sold its 50% interest in Global Materials Services, LLC.
      As of the end of 2004, we reported aggregate consolidated NOLs for federal income tax purposes of approximately $516 million. These losses will expire over the course of the next 18 years unless utilized prior thereto. These NOLs are primarily from the taxable results of certain grantor trusts established in 1990 as part of a reorganization from which Mission Insurance Group emerged from bankruptcy as Danielson. These trusts were created for the purpose of assuming various liabilities of their grantors and certain present and former subsidiaries of Danielson, allowing state regulators to administer the run off of the Mission Insurance Group business while releasing Danielson and certain of its present and former subsidiaries from the proceedings free of claims and liabilities, including obligation to provide for the funding to the trusts.
      Our principal executive offices are located at 40 Lane Road, Fairfield, New Jersey 07004 and our telephone number is (973) 882-9000.

COVANTA’S BUSINESS
      Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 49 power generation facilities, 37 of which are in the United States and 12 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta operates water or wastewater treatment facilities, all of which are located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries.
      Covanta’s current principal business units are domestic and international energy.
      On March 10, 2004, Covanta and most of its domestic affiliates consummated a plan of reorganization and emerged from their reorganization proceedings under Chapter 11 of the Bankruptcy Code. As a result of the consummation of the plan, Covanta is our wholly-owned subsidiary. The Covanta bankruptcy commenced on April 1, 2002, when Covanta and 123 of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. After the first petition date, 32 additional subsidiaries filed their Chapter 11 petitions for relief under the Bankruptcy Code. Prior to emergence, the debtors under the Chapter 11 cases operated their business as debtors-in-possession pursuant to the Bankruptcy Code.
AMERICAN REF-FUEL HOLDINGS CORP. ACQUISITION
      As of January 31, 2005, we entered into a stock purchase agreement with Ref-Fuel, an owner and operator of waste-to-energy facilities in the northeast United States, and Ref-Fuel’s stockholders to purchase 100% of the issued and outstanding shares of Ref-Fuel capital stock. Under the terms of the purchase agreement, we will pay $740 million in cash for the stock of Ref-Fuel and will assume the consolidated net debt of Ref-Fuel, which as of March 31, 2005 was approximately $1.2 billion. After the transaction is completed, Ref-Fuel will be a wholly-owned subsidiary of Covanta.
      The acquisition is expected to close after all of the closing conditions to the purchase agreement obligations have been satisfied or waived. These closing conditions include receipt of approvals, consents and the satisfaction of all waiting periods as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and as required by certain governmental authorities, such as FERC, and other applicable regulatory authorities. On March 21, 2005, we received notice of early termination of the waiting period and on March 29, 2005, we received FERC approval. We have also received all other regulatory approvals. Other closing conditions of the transaction include our completion of the debt financing and an equity rights offering, as further described below, our entering into letter of credit or other financial accommodations in the aggregate amount of $100 million to replace two currently outstanding letters of credit that have been entered into by two respective subsidiaries of Ref-Fuel and issued in favor of a third subsidiary of Ref-Fuel, and other customary closing conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.
      Either we or the selling stockholders of Ref-Fuel may terminate the purchase agreement if the acquisition does not occur on or before June 30, 2005, but if a required governmental or regulatory approval has not been received by such date or there shall be a pending governmental proceeding to enjoin or otherwise prevent the consummation of the acquisition, then either party may extend the closing to a date that is no later than the later of August 31, 2005 or the date 25 days after which Ref-Fuel has provided us with certain financial statements described in the purchase agreement.
      If the purchase agreement is terminated because of our failure to complete the rights offering and financing as described below, and all other closing conditions are capable of being satisfied, then we must pay to the selling stockholders of Ref-Fuel a termination fee of $25 million, of which no less than $10 million shall be paid in cash and of which up to $15 million may be paid in shares of our common stock, at our election, based upon a price of $8.13 per share. As of the date of the purchase agreement, we entered into a registration rights agreement granting registration rights to the selling stockholders of Ref-Fuel with respect to such termination fee stock and we deposited $10 million in cash in an escrow account pursuant to the terms of an escrow agreement.
      We intend to finance this transaction through a combination of debt and equity financing. The equity component of the financing is expected to consist of an approximately $400 million offering of warrants or other rights to purchase our common stock to all of our existing stockholders at $6.00 per share, which we refer to in this prospectus as the “Ref-Fuel Rights Offering.” In the Ref-Fuel Rights Offering our existing stockholders will be issued rights to purchase our common stock on a pro rata basis, with each holder entitled to purchase approximately 0.9 shares of our common stock at an exercise price of $6.00 per full share for each share of our common stock then held.
      SZ Investments, Third Avenue, and Laminar, representing ownership of approximately 40.6% of our outstanding common stock, have committed to participate in the Ref-Fuel Rights Offering and acquire their respective pro rata portion of the shares. As consideration for their commitments, we will pay each of these stockholders an amount equal to 1.5% to 2.25% of their respective equity commitments, depending on the timing of the transaction. We also agreed to amend an existing registration rights agreement to provide these stockholders with the right to demand that we undertake an underwritten offering within twelve months of the closing of the acquisition of Ref-Fuel in order to provide such stockholders with liquidity.
      We also expect to complete our previously announced 9.25% Offering under which we will offer up to 3.0 million shares of our common stock at a price of $1.53 per share to certain holders of 9.25% debentures issued by Covanta, who voted in favor of Covanta’s second plan of reorganization on January 12, 2004. We have executed a letter agreement with Laminar pursuant to which we agreed to restructure the 9.25% Offering if that offering has not closed prior to the record date for the Ref-Fuel Rights Offering so that the holders that participate in the 9.25% Offering are offered up to an aggregate of 2.7 million additional shares of our common stock at the same $6.00 per share purchase price as in the Ref-Fuel Rights Offering. We have filed a registration statement with the SEC to register the 9.25% Offering which registration has not been declared effective, and such offering has not commenced as of the date of this filing.
      Assuming exercise of all rights in the Ref-Fuel Rights Offering and the purchase of all shares offered in the 9.25% Offering, we estimate that we will have approximately 146.6 million shares outstanding following the consummation of both rights offerings.
      We have received a commitment from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston for a debt financing package for Covanta necessary to finance the acquisition, as well as to refinance the existing recourse debt of Covanta and provide additional liquidity for us. This financing shall consist of two tranches, each of which is secured by pledges of the stock of Covanta’s subsidiaries that has not otherwise been pledged, guarantees from certain of Covanta’s subsidiaries and all other available assets of Covanta’s subsidiaries. The first tranche, a first priority senior secured bank facility, is expected to be made up of a $250 million term loan facility, a $100 million revolving credit facility and a $340 million letter of credit facility. The second tranche, a second priority senior secured term loan facility due 2013, is expected to be in the principal amount of $425 million, up to $212.5 million of which may be replaced with fixed rate notes within 120 days after the closing of the financing without premium or penalty.
      The closing of the financing and receipt of proceeds under the Ref-Fuel Rights Offering are closing conditions under the purchase agreement. The proceeds that must be received by us in the Ref-Fuel Rights Offering will be equal to the difference between $399 million and the sum of the cash contributed as common equity to Covanta by us from our unrestricted cash, and not more than $25 million of cash from Covanta.
      Immediately upon closing of the acquisition, Ref-Fuel will become a wholly-owned subsidiary of Covanta, and Covanta will control the management and operations of the Ref-Fuel facilities. The current project and other debt of Ref-Fuel subsidiaries will not be refinanced in connection with the acquisition, except to the extent certain subsidiaries of Ref-Fuel may be required to repurchase outstanding notes from existing holders. The amount of notes repurchased, if any, may not exceed $425 million. Our existing commitments from Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston provide sufficient financing for any such repurchases. In addition, existing revolving credit and letter of credit facility of American Ref-Fuel Company LLC (the direct parent of each Ref-Fuel project company) will be cancelled and replaced with the new facilities, described above, at the Covanta level.
      We estimate that there will be approximately $45 million in aggregate transaction expenses, including customary underwriting and commitment fees, relating to the first and second tranches described above. To the extent that Ref-Fuel subsidiaries are required to repurchase notes as described above, we will incur additional commitment fees on the notes repurchased, plus additional transaction costs relating to such repurchases. The amount of such additional fees and transaction costs will depend on whether and to what extent any such repurchases are required.
      There can be no assurance that we will be able to complete the acquisition of Ref-Fuel.
USE OF PROCEEDS
      The net proceeds to be received from the exercise of the warrants will be used to fund acquisitions and for general corporate purposes, including working capital.
DESCRIPTION OF COMMON STOCK
      We are authorized to issue 160,000,000 shares of capital stock. The number of shares of common stock authorized is 150,000,000 with each share having a par value of $0.10. We also have 10,000,000 shares of authorized preferred stock.
Voting Rights
      Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.
Dividends
      Subject to the rights and preferences of any outstanding preferred stock and limitations imposed by the note purchase agreement, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

•	we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

•	we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.
Rights in Liquidation
      Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.
Preemptive Rights
      Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.

Transfer Restrictions
      Our common stock is subject to the following transfer restrictions: No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of our NOLs. This 5% limitation on ownership of stock may preserve effective control of us by our principal stockholders and preserve our board’s and management’s tenure.
      In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, as described in Article Fifth of our certificate of incorporation the following provisions apply to all 5% stockholders:
      Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of “Danielson Holding Corporation, as Escrow Agent” and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.
      Duration of Our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without creating an unreasonable risk of resulting in an ownership change under the tax law.
      Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a “first to request, first to receive” basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then provided the 5% stockholder has acquired our common stock in accordance with the procedures set forth in our certificate of corporation:

•	we will advise the requesting party in writing; and

•	we will approve any subsequent request by other 5% stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.
      Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

•	we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOLs;

•	the NOLs are no longer available to us; or

•	our board concludes, in its business judgment, that preservation of the NOLs are no longer in our interest.
      Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.
      Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.
DESCRIPTION OF WARRANTS
General
      We will issue warrants to our stockholders from time to time. The warrants will have such terms, including exercise price and exercise period and number of shares issuable upon exercise of warrants as will be described in the prospectus supplement that will accompany this prospectus.
Exercise Price and Terms
      At this time, we anticipate that the exercise price will be at some discount from the then current market price for the securities. In making the determination of the size of this discount, we will consider the stock’s trading price immediately before the warrant issuance date, the stock’s recent and past historical price, and the level of discount necessary to create the desired level of participation. In addition, we will consider the purposes to which the proceeds of the offering are anticipated to go. We reserve the right to set any appropriate exercise price given our needs and the purposes of the offering. Both those needs and the purposes will be discussed further in the prospectus supplement that will accompany this prospectus.
      The warrants will not be separately certificated and will be represented by the certificates for our common stock. In order to exercise warrants, we will require stockholders to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the warrant agent will return the common stock held in escrow to the stockholders. Because of this, if a stockholder exercises a warrant, the stockholder will not be able to sell or transfer his common stock until the warrant agent returns his common stock after the expiration date. We will not issue any new common stock between the issuance date and the expiration date of any series of warrants.
Adjustment of Shares Issuable upon Exercise of Warrants
      We are not required to issue fractional shares of common stock upon exercise of the warrants. Instead of issuing fractional shares, we will pay a cash amount equal to the product of (A) the fraction of a share of common stock multiplied by (B) the difference between the current market price of a share of common stock and the exercise price.
Modification of The Warrant
      After the issuance of warrants, we may amend the terms of those warrants only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise, additions which we and the warrant agent deem necessary or desirable and which will not adversely affect the interests of the warrantholders.
Transfer Restrictions
      The warrant agent will hold the exercise price for all warrants that have been exercised in a separate escrow account. We will inform the warrant agent and will issue a press release indicating the number of warrants exercised and the number of shares of common stock outstanding after giving effect to the exercises. We will also require that stockholders provide us with information to allow us to determine if, as a result of the exercise of warrants, there would be a risk that any stockholder would become a 5% stockholder in Danielson. If any person would be at risk of becoming a 5% stockholder as a result of his exercise of warrants, we may in our sole discretion reduce the number of warrants exercised by that person so that the stockholder does not become a 5% stockholder. In addition, we may limit the exercise of warrants by 5% stockholders and we will give reasonable notice to those holders of such limitations. We will notify the warrant agent of the number of shares of common stock to be issued upon exercise of the warrants. Then, the warrant agent will deliver to us the exercise price for the exercised warrants and we will issue and deliver without delay certificates for the number of full shares issuable upon the exercise of the warrants, together with any cash for fractional shares.
      If our board of directors determines that the exercise of the warrants would cause an unreasonable risk of an ownership change or an unintentional result on the ownership change percentage, the board may terminate the warrants and refund the entire exercise price.
PLAN OF DISTRIBUTION
      The common stock covered by this prospectus will be issued upon exercise of the warrants described above.
EXPERTS
      The consolidated financial statements of Danielson included in Danielson’s annual report on Form 10-K for the year ended December 31, 2004 (including schedules appearing therein), and Danielson management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Danielson did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described in management’s assessment), included in such annual report and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements and the related financial statement schedules of Covanta Energy Corporation (Debtor in Possession) and subsidiaries as of December 31, 2003, and for each of the two years in the period ended December 31, 2003, incorporated into this prospectus by reference from the annual report on Form 10-K/ A of Covanta Energy Corporation for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Covanta Energy Corporation and various domestic subsidiaries having filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code, the Bankruptcy Court having entered an order confirming Covanta Energy Corporation’s plan of reorganization which became effective after the close of business on March 10, 2004, substantial doubt about Covanta Energy Corporation’s ability to continue as a going concern, Covanta Energy Corporation’s adoption of Statement of Financial Accounting Standards, referred to in this prospectus as “SFAS”, No. 143, “Accounting for Asset Retirement Obligations” in 2003, SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002, and the restatements described in Note 35) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Covanta included in Covanta’s annual report on Form 10-K as of December 31, 2004, and for the periods January 1, 2004 through March 10, 2004 (“Predecessor”) and March 11, 2004 through December 31, 2004 (“Successor”) (including schedules appearing therein), and Covanta management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Covanta did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described in management’s assessment), included in such annual report, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated balance sheets of Quezon Power, Inc. at December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders equity and cash flows for each of the three years ended December 31, 2004, incorporated by reference in this prospectus and registration statement have been audited by Sycip Gorres Velayo & Co., a member practice of Ernst & Young Global, independent registered public accounting firm as set forth in its report thereon incorporated by reference in this prospectus and registration statement and is incorporated in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.
      The audited historical financial statements at December 31, 2004 and 2003 and for the year ended December 31, 2004, and the period from December 12, 2003 to December 31, 2003 of Ref-Fuel and subsidiaries included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The audited historical financial statements for the period from January 1, 2003 to December 12, 2003 of Ref-Fuel and subsidiaries included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority as experts in auditing and accounting.
      The consolidated financial statements of Ref-Fuel and subsidiaries for the year ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Danielson has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its audit report on Ref-Fuel’s past consolidated financial statements incorporated by reference in this registration statement.
      The audited historical financial statements at December 31, 2004 and 2003, for the year ended December 31, 2004, and the period from December 12, 2003 to December 31, 2003, of Ref-Fuel Holdings LLC and subsidiaries included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The audited historical financial statements at December 31, 2002 for the period from January 1, 2003 to December 12, 2003 and for the year ended December 31, 2002 of Ref-Fuel Holdings LLC and subsidiaries included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority as experts in auditing and accounting.

LEGAL MATTERS
      The validity of the securities offered hereby will be passed upon for us by Neal, Gerber & Eisenberg LLP of Chicago, Illinois.
WHERE YOU CAN FIND MORE INFORMATION
Danielson Holding Corporation
      This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act of 1933. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.
      We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on our corporate website, www.danielsonholding.com. Our common stock is traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.
Covanta Energy Corporation
      Covanta currently files periodic reports and other information with the SEC. Such reports and other information filed by Covanta with the SEC can be read and copied at the public reference room of the SEC at the address set forth above. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at the number set forth above for further information on the public reference room. Covanta’s SEC filings are also available to the public on their corporate website at www.covantaenergy.com.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering described in this prospectus:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005 as amended by our Annual Reports on Form 10-K/A filed on March 21, 2005 and April 22, 2005;

2. Our Current Reports on Form 8-K filed on February 2, 2005, February 25, 2005, March 17, 2005 (Exhibit 23.1 thereto only), March 23, 2005, March 24, 2005, April 7, 2005 and our Current Report on Form 8-K/A filed on May 12, 2005;

3. Covanta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 17, 2005 as amended by Covanta’s Annual Report on Form 10-K/A filed on April 22, 2005;

4. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed on May 4, 2005; and

5. Covanta’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed on May 5, 2005.
      You may request a copy of these filings, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 40 Lane Road, Fairfield, New Jersey 07004 and our telephone number is (973) 882-9000.